April 19, 2006
VIA EDGAR
Jill S. Davis
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Baker Hughes Incorporated Form 10-K for year ended December 31, 2005 Filed March 1, 2006 File No. 1-09397
Dear Ms. Davis:
     We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated April 6, 2006 regarding the filing listed above by Baker Hughes Incorporated (the “Company”). Our response repeats the caption and comments contained in the Staff’s April 6, 2006 letter. A copy of the Staff’s letter is attached to the hard courtesy copy of this letter for your reference. The Company has discussed the response included in this letter to the SEC with the Company’s independent registered public accounting firm, Deloitte & Touche LLP, and the Chairman of the Audit/Ethics Committee of our Board of Directors.
     Based upon our review of your letter, the Company believes that its Form 10-K as filed is not inaccurate or misleading and accordingly believes that an amendment to its existing filing is not necessary. We respectfully request an opportunity to discuss this response letter further with the Staff if following a review of this information, the Staff does not concur with our interpretation.

Form 10-K for the year ended December 31, 2005
Note 16. Commitments and Contingencies, Page 74
     1. We note your statement, with respect to internal investigations in Angola and Kazakhstan, that “Evidence obtained during the course of the internal investigations has been provided to the SEC and DOJ.” Please revise your disclosure to include assessments of the likelihood of loss that is consistent with the terms used in paragraph 3 of SFAS 5. These terms are defined by SFAS 5 and we continue to believe that any disclosure that describes how you applied the standard, including your conclusions as to the likelihood of loss, should also use those terms.
     As the disclosure in our Form 10-K indicates, the evidence obtained from our internal investigations has been provided to the SEC and DOJ. We also indicated in the sixth paragraph of Note 16 in the Form 10-K, that we are in discussions with the SEC and DOJ regarding the resolution, including sanctions, associated with these matters and cannot predict the outcome of the investigations, whether we will reach resolution through such discussions or what, if any, actions the SEC and DOJ will take or the effect of such actions on our consolidated financial statements.
     Paragraph 10 of SFAS 5 states that if no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met (i.e. the potential loss is not probable or can not be reasonably estimated) disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.
     In this case, it is reasonably possible that we will enter into a settlement with the SEC and DOJ or, if no settlement is reached, that the SEC or DOJ will take formal legal action against us. In accordance with paragraph 8 of SFAS 5, we have disclosed the nature of this contingency in Note 16. However, it is not possible at this time to make a reasonable estimate of the impact of this contingency on our financial statements, whether as the result of a settlement or formal legal action. In our disclosure of this matter we have indicated that we cannot predict the outcome of this matter or what, if any, action the SEC and DOJ will take. We have, however, included in our disclosure a description of the types of civil and criminal sanctions that the SEC and DOJ may seek to impose on corporations and individuals in certain circumstances. Accordingly, we believe that disclosure currently provided in the Form 10-K Note 16 is appropriate and meets the requirements of SFAS 5.
Note 17. Other Supplemental Information, page 76
     2. We note that you have certain facilities that contain asbestos related materials for which you have not recorded a liability under SFAS 143 of FIN 47 because you “believe the fair value cannot be reasonably estimated.” You further disclose that you “believe that there are indeterminate settlement dates for these obligations because the range of time over which [you] would settle these obligations is unknown or cannot be estimated.” Please expand your disclosure to include a more comprehensive description of the obligations and why you believe there to be a range of time over which the obligations may be settled. In addition, please provide the pro forma disclosures required by paragraph 11 of FIN 47.
     We own or lease several hundred facilities worldwide of which twenty-four contain some form of asbestos related materials and for which a legal obligation exists related to the handling, remediation or removal of the asbestos in the event we dispose of or renovate the asset or it is otherwise retired. As of December 31, 2005, we recorded asset retirement obligations (“ARO”) for eight of these facilities. We did not record an ARO for the remaining sixteen assets because we are unable to determine the time frame over which these obligations will be settled. Our practice is to conduct asbestos abatement procedures when required by contractual requirements related to asset disposals or when a facility with asbestos is subject to significant renovation or is demolished. We have no plans or expectations to sell, abandon or demolish these facilities nor do we anticipate the need for major renovations to them resulting from technological or operational changes or other factors. We expect these sixteen facilities to be operational in their current state for the foreseeable future and, therefore, a range of time over which these obligations will be settled cannot be determined. Accordingly, our disclosure on page 76 states that there are indeterminate settlement dates for these obligations because the range of time over which we would settle these obligations is unknown or cannot be estimated.
     The pro forma disclosures for prior years were not provided because the amounts were not material. Although the impact was not quantitatively material, we elected to present the 2005 impact separately because it was the result of a change in accounting principle.
     We believe our disclosures as presented are appropriate; however, in future filings we will include additional descriptive information about the obligations and about why there will be a range of time over which the obligations will be settled similar to the following, in part:
     “The adoption of FIN 47 resulted in a charge of $0.9 million, net of tax of $0.5 million, recorded as the cumulative effect of accounting change in the consolidated statement of operations. In conjunction with the adoption, we recorded conditional asset retirement obligations of $1.6 million as the fair value of the costs associated with the special handling of asbestos related materials in certain facilities. We also have a small number of other facilities that contain asbestos related materials for which a liability has not been recognized because we are unable to determine the time frame over which these obligations may be settled. Our normal practice is to conduct asbestos abatement procedures when required by contractual requirements related to asset disposals or when a facility with asbestos is subject to significant renovation or is demolished. We have no plans or expectations to sell, abandon or demolish these other facilities nor do we anticipate the need for major renovations to them resulting from technological or operational changes or other factors. We expect these other facilities to be operational in their current state for the foreseeable future and, therefore, the time frame over which these obligations will be settled cannot be determined. As a result, sufficient information does not exist to enable to us reasonably estimate the fair value of the asset retirement obligation.”
Controls and Procedures, page 79
     3. We note that management has established and maintains a system of disclosure controls and procedures “to provide reasonable assurances.” Please confirm, if true, that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise. In futures filings, please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level.
     This will confirm that the conclusion of our principal executive officer and our principal financial officer is that our disclosure controls and procedures are effective at a reasonable assurance level as of December 31, 2005. In future filings, we will revise the conclusion of our principal executive officer and our principal financial officer to confirm that disclosure controls and procedures as of the applicable date are effective, at the reasonable assurance level, in ensuring that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. As referenced in the Staff’s letter, the Company acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that Staff comments or changes in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. The Company also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.
     The Company respectfully believes it has appropriately responded to the Staff’s comments contained in the Staff’s letter dated April 6, 2006. Please do not hesitate to call the undersigned, Alan Keifer, Vice President and Controller, at (713) 439-8611 or Stacey White, Assistant Controller, at (713) 439-8624 of the Company with any questions or if we may provide the Staff with any additional information. We are pleased to visit with the Staff to clarify any questions. Thank you for your assistance.

Sincerely yours,
/s/ Alan J. Keifer
Alan J. Keifer
Vice President and Controller

cc:	Jennifer Goeken, Division of Corporation Finance of the Securities and Exchange Commission
Barry Stem, Senior Assistant Chief Accountant of the Securities and Exchange Commission
Chad C. Deaton, Chief Executive Officer of Baker Hughes Incorporated
G. Stephen Finley, Chief Financial Officer of Baker Hughes Incorporated
Steven P. Johnson, Engagement Partner with Deloitte & Touche
James F. McCall, Chairman of the Audit/Ethics Committee of the Board of Directors